SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2022
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue

and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park

1709
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40- F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐

No
☑
If ''Yes''

is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2022, incorporated by reference herein:
Exhibit

99.1

Release dated October 19,

2022, “OPERATING

UPDATE

FOR THE QUARTER

ENDED 30
SEPTEMBER 2022”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: October 19, 2022

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South
Africa) (Registration number
1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol:
DRD
(“ DRDGOLD ” or the “ Company ”)
OPERATING UPDATE FOR THE QUARTER ENDED 30 SEPTEMBER
2022
The operating update of the Company

for the quarter ended 30

September 2022 is as follows:
Quarter ended Quarter ended %
30 SEP 2022 30 JUN 2022 change
Production
Gold produced kg 1,453 1,443 1%
oz 46,715 46,393 1%
Gold sold kg 1,442 1,446 0%
oz 46,362 46,490 0%
Ore milled Metric (000't) 7,157 7,064 1%
Yield Metric (g/t) 0.203 0.204 0%
Price and costs
Average gold price received R per kg 945,983 937,509 1%
US$ per oz 1,727 1,871 -8%
Adjusted EBITDA * Rm 386.4 477.3 -19%
US$m 22.7 30.6 -26%
Cash operating costs R/t 133.0 133.0 -
US$/t 8 9 -11%
Cash operating costs R per kg 658,530 645,782 2%
US$ per oz 1,202 1,289 -7%
All-in sustaining costs ** R per kg 755,201 875,782 -14%
US$ per oz 1,378 1,748 -21%
All-in costs ** R per kg 796,255 871,162 -9%
US$ per oz 1,453 1,739 -16%
Capital expenditure
Sustaining Rm 101.2 314.8 -68%
US$m 5.9 20.2 -71%
Non-sustaining/growth Rm 53.6 16.8 219%
US$m 3.1 1.1 182%
Average R/US$ exchange rate 17.04 15.58 9%
Rounding of figures may result

in computational discrepancies
*

A
djusted earnings

before interest,

taxes, depreciation and

amortisation ("
Adjusted EBITDA
") may

not be

comparable to
similarly titled measures of

other companies. Adjusted EBITDA is not

a measure of performance under

International Financial

Reporting Standards (IFRS) and should be considered in addition to,

and not as a substitute for,

other measures of

financial
performance and liquidity.
**
All-in cost definitions

based on the

guidance note

on non-GAAP

Metrics issued by

the World Gold Council

on 27 June 2013
.

Gold production

increased by

1% from

the previous

quarter to

1,453kg primarily

due to

a 1%

increase in
tonnage throughput despite yield

being 0.001g/t lower at 0.203g/t.

Gold sold decreased by 4kg to

1,442kg.
As a

result of the above,

the cash operating costs

per kilogram of gold

sold increased marginally from the
previous

quarter to R658,530/kg. The cash operating costs per tonne of material remained stable from the previous

quarter at R133/t.
All-in

sustaining

costs

per

kilogram

and

all-in

costs

per

kilogram

were

R755,201/kg

and

R796,255/kg,
respectively,

decreasing quarter

on quarter

mainly due

to

a decrease

in sustaining

capital expenditure

in
comparison to the previous quarter.
Adjusted

EBITDA

decreased

by

19%

from

the

previous

quarter

to

R386.4

million

primarily

due

to

an
insurance claim of R84.7 million

recognised in the previous quarter.
Cash and cash equivalents decreased by

R280.5 million to R2,245.1 million as at

30 September 2022 (30
June 2022:

R2,525.6 million)

after paying

the final

cash dividend

of R342.5

million for

the year

ended 30
June 2022.
The cash generated during the current quarter

will,
inter alia
, be applied towards the

Company’s extended
capital expenditure programme

for the year ending 30 June

2023.
Despite the capital expenditure

planned for the current

financial year, the Company remains in a

favourable
position to, in the

absence of unforeseen events, consider declaring an interim

cash dividend in or

around
February 2023.
The

information contained

in

this

announcement does

not

constitute an

earnings forecast.

The

financial
information provided is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company’s

auditors.
Johannesb
urg 19
October
2022
Spons
or One
Capital